mk

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response......12.00

SEC FILE NUMBER
8-52250

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (mm/dd/yy) AND ENDING 12/31/2009 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hanson McClain Retirement Network, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3620 Fair Oaks Blvd., Suite 400
(No. and Street)

Sacramento	**CA**	**95864**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Hanson **916-608-1525**
(Area Code – Telephone Number)

SEC Mail Processing Section

MAR 01 2010

Washington, DC 107

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	**Walnut Creek,**	**California**	**94596**
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Scott Hanson**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Hanson McClain Retirement Network, LLC**, as of **12/31/2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



NYLENE E. RAY
Commission # 1820368
Notary Public - California
Sacramento County
My Comm. Expires Oct 28, 2012



Signature

Managing Member

Title



Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hanson McClain Retirement Network, LLC
December 31, 2009

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditors' Report

Member
Hanson McClain Retirement Network, LLC
Sacramento, CA

We have audited the accompanying statement of financial condition of Hanson McClain Retirement Network, LLC (the Company) as of December 31, 2009 and the related statements of income, changes in member's equity, and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanson McClain Retirement Network, LLC at December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 23, 2010

Hanson McClain Retirement Network, LLC

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$ 1,254,640
Due from clearing broker	50,000
Prepaid expenses and other assets	119,324
Notes receivable	197,504
Furniture and equipment, net of	
$44,383 accumulated depreciation	-
Total Assets	$ 1,621,468
Liabilities and Member's Equity	
Accounts payable	$ 20,513
Accrued compensation and benefits	116,125
Due to clearing organization	129,133
Due to affiliates	3,110
Total Liabilities	268,881
Member's Equity	1,352,587
Total Liabilities and Member's Equity	$ 1,621,468

See independent auditors' report and accompanying notes.

Hanson McClain Retirement Network, LLC

Statement of Income

For the Year Ended December 31, 2009

Revenue	
Commissions	$ 4,925,880
Marketing revenue	3,509,882
Other income	1,574,093
Interest income	34,951
Total Revenue	10,044,806
Operating Expenses	
Compensation	1,200,519
Clearing and other fee expense	652,619
Revenue sharing fees	174,644
Professional fees	143,813
Interest expense	41,001
Operating expenses	774,405
Total Expenses	2,987,001
Net Income	$ 7,057,805

See independent auditors' report and accompanying notes.

Hanson McClain Retirement Network, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2009

December 31, 2008	$ 2,397,780
Distributions	(8,102,998)
Net income	7,057,805
December 31, 2009	$ 1,352,587

See independent auditors' report and accompanying notes.

Hanson McClain Retirement Network, LLC

Statement of Cash Flows

For the Year Ended December 31, 2009

Cash Flows from Operating Activities:	
Net income (loss) for the period	$ 7,057,805
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
(Increase) decrease in:	
Accounts receivable	79,759
Securities owned, at market value	4,612
Prepaid expenses and other assets	74,657
Increase (decrease) in:	
Accounts payable	4,404
Accrued expenses	15,945
Due to clearing organization	108,579
Due to affiliate	(35,222)
Net Cash Provided by Operating Activities	7,310,539
Cash Flows from Investing Activities:	
Payments received on notes receivable	258,029
Net Cash Used by Investing Activities	258,029
Cash Flows from Financing Activities:	
Distributions	(8,102,998)
Net Cash Used by Financing Activities	(8,102,998)
Net cash increase (decreases) in cash and cash equivalents	(534,430)
Cash and cash equivalents at beginning of period	1,789,070
Cash and Cash Equivalents at End of Period	$ 1,254,640
Supplemental Data:	
Interest paid	41,001

See independent auditors' report and accompanying notes.

Hanson McClain Retirement Network, LLC

Notes to the Financial Statements

December 31, 2009

1. Organization

Hanson McClain Retirement Network, LLC (the Company) was formed as a limited liability company in California in July 1998, with a termination date of July 1, 2028. Under this form of organization, the member is not liable for the debts of the Company.

The Company registered as a broker-dealer with the Securities and Exchange Commission in February 2000, and is a member of the Financial Industry Regulation Authority. Prior to 2008, the Company primarily provided marketing and training support to independent financial advisors. In 2008, the Company also became a securities dealer with customer accounts. The Company conducts business under a fully disclosed agreement with National Financial Services LLC (NSF).

2. Significant Accounting Policies

Customer and Proprietary Securities Transactions

The Company clears all customers' transactions on a fully disclosed basis in accordance with a clearing agreement with NFS. The Company promptly transmits all funds and securities to NFS and does not otherwise hold funds or securities for, or owe money or securities to, customers. Commission income and expenses and related clearing charges generated from customer securities transactions are recorded on a trade date basis as the transaction occurs.

The Company, in its capacity as a securities dealer, records proprietary securities transactions in regular-way trades on the trade date, as if they had settled. Profit and loss arising from all proprietary securities transactions entered into and for the account and risk of the Company are recorded on a trade date basis. In connection with these proprietary securities transactions, the Company will have amounts receivable and payable to their clearing broker for transactions that have not reached their contractual settlement date. These receivables and payable are recorded net on the statement of financial condition.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Accounts Receivable

The Company evaluates its accounts receivable and estimates the provision for doubtful accounts receivable based on historical collection experience, delinquency rates, bankruptcies, and information obtained about and/or provided by the person or entity who owes the Company and other current economic conditions.

2. Significant Accounting Policies (continued)

Accounts Receivable (continued)

Past due balances over 30 days are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2009, the Company had no cash equivalents.

Furniture and equipment

Furniture and equipment are stated at cost and includes office furniture and equipment, business software and computers. Expenditures for repairs and maintenance which do not extend the useful life of the furniture and equipment, along with purchases below $1,000 are charged to expense when made. Upon retirement, the asset cost and related accumulated depreciation are relieved from the financial statements. Depreciation and amortization are computed using the straight-line method over the estimated useful lives ranging from 3 to 5 years.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes

No provision or liability for federal income taxes has been made in the financial statements since the Company's income and losses are reported on the member's tax returns.

3. Risk Concentrations

At December 31, 2009, the Company held deposits at two financial institution, which were in excess of applicable federal insurance limits by $805,044.

Hanson McClain Retirement Network, LLC

Notes to the Financial Statements

December 31, 2009

4. Deposit with Clearing Organization

The Company's clearing organization, NFS, requires that they maintain at least $50,000 in deposits and a minimum net capital of $100,000 as computed for regulatory purposes.

5. Furniture and Equipment

Furniture and equipment consist of the following:

Furniture and equipment	$ 21,726
Office equipment	17,728
Business software and computers	4,929
	44,383
Less accumulated depreciation	(44,383)
Net furniture and equipment	$ -

6. Postretirement Plan

The Company maintains a pension plan consistent with provisions under section 401 (k) of the Internal Revenue Tax Code. Under this plan employees may make an elective deferral to reduce their taxable gross wages. The Company elected to contribute $54,544 in 2009 to the 401(k) Plan to supplement employee contributions. This amount is included in compensation in the statement of operations.

7. Notes Receivable

	Balance
On May 10, 2008, the Company accepted a promissory note for $96,000 with a former marketing partner. The unsecured promissory note is payable in 36 monthly payments of $2,975 including imputed interest at 7.25% through April 10, 2011.	$ 45,242
On August 15, 2008, the Company accepted a termination agreement with a former marketing partner. The unsecured termination agreement is payable in 1 payment of $126,082.20 and 25 payments of $17,546.04 including imputed interest at 7.75% through September 10, 2010.	152,262
	$ 197,504

8. Related Parties

The Company is a a wholly owned subsidiary of Hanson McClain Group, Inc. (HMG). Under an overhead sharing agreement, HMG provides certain administrative services, such as office space, information technology, computer and telephone support, human resource management and accounting services. In 2009, the Company paid $231,000 to HMG for these services. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

9. Litigation

In 2007, the Company was involved in a claim for breach of contract and/or declaratory relief against 27 marketing partners, who entered into joint marketing agreements with the Company primarily concerning the termination provisions of the agreement. In 2008, the arbitrator clarified and confirmed that the respondents are not required to pay the Company the specified termination payments noted in the agreements, but that the respondents are required to pay the Company three or seven year trail payments as provided for in the agreements.

In 2009, the Company filed for arbitration against 7 advisors associated with Ameriprise, an unrelated broker-dealer, regarding the enforceability of Joint Marketing Agreements which the Company asserted required those advisors to pay fees to the Company and to allow them to audit the advisors' commission payments to verify amounts paid. In December, 2009, the Company, Ameriprise, the 7 respondents and the 35 other advisors associated with Ameriprise agreed to terminate all 42 agreements in exchange for a payment of $462,500 by Ameriprise to the Company and dismissal of all arbitration claims and counterclaims. This amount is included in other income.

10. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

Hanson McClain Retirement Network, LLC

Notes to the Financial Statements

December 31, 2009

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $50,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2009, the Company's net capital was $1,035,758 which exceeded the requirement by $985,758.

12. Subsequent Events

The Company has evaluated subsequent events through February 23, 2010, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Hanson McClain Retirement Network, LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2009

Net Capital	
Total member's equity	$ 1,352,587
Less: Non-allowable assets	
Notes receivable	197,504
Prepaid expenses and other assets	119,325
Total non-allowable assets	316,829
Net Capital	$ 1,035,758
Net minimum capital requirement of 6 2/3 % of aggregate indebtedness of $268,881 or $50,000 whichever is greater	50,000
Excess Net Capital	$ 985,758

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5 as of December 31, 2009

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2009	$ 1,007,666
Increase in member's equity	19,471
Decrease in non-allowable assets	8,531
Decrease in haircuts on securities	90
Net Capital per above Computation	$ 1,035,758

Hanson McClain Retirement Network, LLC

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission For the Year Ended December 31, 2009

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission For the Year Ended December 31, 2009

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

Member
Hanson McClain Retirement Network, LLC
Sacramento, CA

In planning and performing our audit of the financial statements and supplemental schedules of Hanson McClain Retirement Network, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company for the year ended December 31, 2009, and this report does not affect our report thereon dated February 23, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 23, 2010

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

SIPC Supplemental Report

Member
Hanson McClain Retirement Network, LLC
Sacramento, CA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Hanson McClain Retirement Network, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries posted on the general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7 for the period ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



February 23, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Hanson McClain
3620 Fair Oaks Blvd., suite 300
Sacramento, CA 95864
FINRA
8-52250
December

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel Beaton, 603-379-2478

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 8,231

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (3,304)
1/9/09, 8/5/09
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 4,927

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,927

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,927

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hanson McClain Retirement Network, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the ____ day of ____________, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec. 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 7,379,081

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 3,501,094

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 571,179

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Interest Income — 14,258

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — 4,086,531

2d. SIPC Net Operating Revenues — $ 3,292,550

2e. General Assessment @ .0025 — $ 8,231
(to page 1 but not less than $150 minimum)